

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2025

Edgar Ulises Rodriguez Velazquez
President
Dankon Corporation
66 W. Flagler Street, Suite 900
Miami, FL 33130

> **Re: Dankon Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 9, 2025**
> **File No. 333-286856**

Dear Edgar Ulises Rodriguez Velazquez:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 27, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 3 and continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the scope of its business operations and assets. You have not persuaded us that you have more than nominal operations. Please revise your disclosure to state that you are a shell company, and provide appropriate risk factor disclosure. Alternatively, in your response letter, provide a more detailed analysis to support your claim that your business operations are more than nominal. For example, provide us with a detailed breakdown of the

transactions that led to the operating expenses since inception totaling $6,230 as of February 28, 2025. The portion of these expenses that was operational and the nature of the activities the expenses funded are unclear.

Certain Relationships and Related Transactions, page 31

2.   We note your response to prior comment 11. Please revise to disclose that the loan bears no interest.

Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Devin W. Bone